SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the General Shareholders' Meeting" dated on September 12, 2007.

-- Converted by SECPublisher 3.1.0.1, created by BCL Technologies Inc., for SEC Filing

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the General Shareholders’ Meeting

September 12, 2007 (02 pages)

For more information, contact: Daniel de Andrade Gomes TELESP, São Paulo, Brazil Tel.: (55-11) 3549-7200 Fax: (55-11) 3549-7202 E-mail: dgomes@telefonica.com.br URL: www.telefonica.com.br

(São Paulo, Brazil – September 12, 2007) - The Shareholders of Telecomunicações de São Paulo S.A. - TELESP are hereby called to the Extraordinary Shareholders Meeting, to be held on September 28, 2007, at 11:00 a.m. at the Company headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, Sao Paulo - SP, to deliberate on the following agenda:

1. To deliberate on the proposal for alteration of the Company’s Bylaws to: (a) include in the attributions of the Board of Directors the responsibility to deliberate about the issuance of convertible debentures, of unsecured type and without real guaranties, according to the Corporation Law (Lei das Sociedades por Ações); (b) to change the denomination of Vice-Presidents positions without specific designation, that will start to be denominated as Directors without a specific designation; (c) according to the items “a” and “b” aforesaid, to adapt the article 17, which comprise the Board of Directors responsibilities, and the articles 20, 21 and 23 related to the composition, substitution and responsibilities of the Company’s Board.

2. To approve the consolidated Company’s bylaws.

GENERAL INSTRUCTIONS: A) The corresponding powers-of-attorney for the General Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho, 851, 14th floor, Sao Paulo - SP (at Gerência Jurídica Societária; telephones 3549-7421; 3549-7423; 3549-7428), on business days, from Monday to Friday, between 9:00 a.m. and 18:00 p.m.. The deadline sets on September 26, 2007 at 11:00 p.m.; such powers-of-attorney must have special authorities and corporate acts and/or documents that prove the power of the corporate entity. B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish participate of the referred General Meeting, shall submit an abstract with the respective shareholder stake, issued by the custodian body as of September 26, 2007, inclusive. C) The documents and proposals related to the agenda of the day are available to shareholders at the Company´s headquarter, being able for consulting at the CVM –securities commission – web address (www.cvm.gov.br).

São Paulo, September 12, 2007. Antonio Carlos Valente da Silva Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 12, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director